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                  NOVELL, INC. AND SILVERSTREAM SOFTWARE, INC.
     ANNOUNCE RECEIPT OF ALL NECESSARY U.S. AND FOREIGN REGULATORY APPROVALS

      Provo, Utah/ Billerica, Massachusetts - July 10, 2002 - Novell, Inc. (NASDAQ: NOVL) and SilverStream Software, Inc. (NASDAQ: SSSW) announced today that the German Federal Cartel Office has cleared Novell's acquisition of SilverStream. On June 28, 2002, Novell and SilverStream were notified by the Federal Trade Commission of the early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. All necessary U.S. and foreign regulatory approvals relating to the offer have now been obtained.

      As previously announced, Novell's tender offer to purchase all outstanding shares of SilverStream will expire at 9:00 a.m., New York City time, on Wednesday, July 17, 2002, unless the offer is further extended.

      For additional information, please contact Innisfree M&A Incorporated, the Information Agent for the offer, at 877.456.3427.

ABOUT SILVERSTREAM SOFTWARE, INC.

SilverStream Software, Inc. (Nasdaq: SSSW) provides the first comprehensive visual integrated services environment to simplify and accelerate the development of sophisticated business applications. SilverStream's award-winning technology is based on the best of Java, XML, and Web services, and enables businesses to unlock the potential of existing systems and rapidly deliver business applications to the Web. SilverStream powers business operations for more than 1,500 customers worldwide including Acer, Amerisure Insurance, BNP Paribas, the Chicago Stock Exchange, Samsung Electronics, Suzuki and Zurich Insurance. SilverStream's worldwide partner network includes system integrators, independent software vendors, application service providers and other strategic partners such as Cap Gemini Ernst & Young, Compaq, Deloitte & Touche, Hewlett Packard, IBM, Intel, Mercury Interactive, Microsoft, Oracle and Sun Microsystems.

SilverStream is headquartered in Billerica, Mass. with offices throughout the world. For more information, please visit http://www.silverstream.com.

ABOUT NOVELL

Novell, Inc. (Nasdaq: NOVL) is the leading provider of Net business solutions designed to secure and power the networked world. Novell and its eServices division, Cambridge Technology Partners, help organizations solve complex business challenges, simplify their systems and processes, and capture new opportunities with one Net solutions. Novell provides worldwide channel, consulting, education and developer programs to support its offerings. For information on Novell's complete range of solutions and services, contact Novell's Customer Response Center at (888) 321-4CRC (4272), or visit Novell's Web site at http://www.novell.com. Information on Net business solutions from Cambridge Technology Partners can be accessed at http://www.ctp.com. Press may access Novell announcements and company information on the World Wide Web at http://www.novell.com/pressroom.